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                            April 21, 2023

       Michael Guthrie
       Chief Financial Officer
       Roblox Corporation
       970 Park Place
       San Mateo, CA 94403

                                                        Re: Roblox Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-39763

       Dear Michael Guthrie:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Business
       Our Users, page 8

   1. We note that you refer to the number of daily unique paying users only once in your results of operations
discussion, however, you no longer discuss this metric here or elsewhere throughout
the filing. Considering your DAUs were 56 million for fiscal
                                                        2022 and your daily
unique paying users were only 725,000 for the same period, please revise your disclosures
throughout to also include the number of daily unique paying users add context to your
discussions of daily active users. Also, tell us your consideration to supplement your
discussion of ABPDAU with a measure of average booking per paying users, particularly
considering your revenues are generated from a small percentage of your users.
 Michael Guthrie
FirstName   LastNameMichael Guthrie
Roblox Corporation
Comapany
April       NameRoblox Corporation
       21, 2023
April 221, 2023 Page 2
Page
FirstName LastName
Our Developers and Creators, page 9

2. We note that you no longer quantify the minimum amount of Robux required to be earned to qualify for the Developer Exchange Program. Given this is one of the criteria which impacts when such amounts are recorded in the financial statements, please tell us why you believe it is no longer necessary to disclose this information, or revise. Further, if such amount has changed from period to period, disclose why and how such decision is made. In your response, please tell us Earned Robux qualification amounts throughout each period presented.
3. You state that in the month ended December 31, 2022 over 11,000 developers and creators qualified for and registered in your Developer Exchange Program. You further state that for the year ended December 31, 2022 over 8,800 developers and creators actually exchanged their earned Robux for real-world currency through the Program.
         Please revise to disclose the number of developers and creators that qualified for and registered in your Developer Exchange Program for the year ended December 31, 2022, to provide consistent information and context to the over 8,800 developers and creators that actually exchanged their earned Robux for real-world currency during this period.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 73

4. We note your disclosure of DAUs by geographic region. We also note your discussion of growth in engagement hours and bookings across various geographic regions in your
         Form 8-K earnings release. Please tell us why you have not provided similar information for hours engaged and ABPDAU by geographic region in your Form 10-K and Form 10-Q filings, or revise as necessary.
5. We note you discuss various measures such as monthly unique paying users, average bookings per monthly unique payer, monthly active users (MAUs), frequency
         (DAU/MAU) and payer conversion (MUPs/MAUs) in Exhibit 99.2 to your various Form
         8-K earnings releases. In addition, you refer to new and returning monthly unique payers and average monthly repurchase rate in the supplemental information available on your website. Please tell us how management uses each of these measures in monitoring your business and explain why you have not presented such measures in your Form 10-Q and
         Form 10-K filings, or revise as necessary. Refer to SEC Release
33-10751.
Non-GAAP Financial Measures
Free cash flow, page 77

6.       Please revise to present your GAAP measures before the non-GAAP measures. For
         example, net cash provided by operating activities should be presented before the free cash flow measure in the table that precedes the reconciliation on page 77. In addition, in
         Exhibit 99.2 of the Form 8-K furnished on February 15, 2023 you present adjusted
         EBITDA as a percentage of bookings without presenting the comparable GAAP measure
 Michael Guthrie
FirstName   LastNameMichael Guthrie
Roblox Corporation
Comapany
April       NameRoblox Corporation
       21, 2023
April 321, 2023 Page 3
Page
FirstName LastName
         of net loss as a percentage of bookings. Please revise. Refer to Question 102.10 of the
         Non-GAAP C&DIs.
Adjusted EBTIDA, page 78

7. We note you include adjustments for the change in deferred revenue and the change in deferred costs of revenue in your non-GAAP measure of Adjusted EBITDA, which you disclose is used in certain covenant calculations for the 2030 Notes. Please tell us why you believe the related covenants, and therefore this measure, is
material to an investor   s
         understanding of your financial condition and/or liquidity, such that disclosure of this measure is required. To the extent you continue to believe this measure is necessary, revise to limit such measure to your liquidity section discussion. Also, clarify that this measure is a liquidity measure based on your reference to using such measure for purposes of analyzing the Indenture covenants and ensure you include disclosures as referenced in the guidance in Question 102.09 of the Non-GAAP CD&Is. To the extent you refer to Adjusted EBITDA elsewhere outside of your liquidity discussion, revise to remove the adjustments for change in deferred revenue and change in deferred cost of revenue as these adjustments result in a measure that reflects individually tailored recognition methods. We refer you to comment 5 in your November 12, 2020 response letter.
Critical Accounting Policies and Estimates
Revenue Recognition, page 88

8. Please revise to describe further the trends and other qualitative factors that are considered in determining the average lifetime of a paying user and explain how the results of period analyses are factored into such determination. Also, revise to discuss how each of these factors contributed to the changes to the average lifetime of paying users during fiscal
         2022. Refer to Item 303(b)(3) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1. Overview and Summary of Significant Accounting Policies
Developer Exchange Fees Expense, page F-15

9. You disclose here that you recognize expense as Robux are earned by "qualified developers." On page 9, you refer to developers and creators that qualified for and registered in your Developer Exchange Program and developers and creators that actually exchanged their earned Robux for real-world currency through the Program. Please tell us, and revise to clarify, whether an expense is recognized when developers and creators qualify and register in the program or not until qualified and registered developers actually exchange their earned Robux for real-world currency. To the extent it is the latter, please tell us the amount attributable to those developers and creators that have qualified for and are registered in the Program but have not exchanged their Robux for real-world currency for the periods presented.
 Michael Guthrie
Roblox Corporation
April 21, 2023
Page 4
10. Please tell us how you considered whether the Developer Exchange Fees are costs incurred to fulfill a contract and whether they meet the criteria for capitalization. Refer to
       ASC 340-40-15-3 and 40-25-5. Alternatively, tell us what guidance you follow in accounting for these costs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Kindelan, Senior Staff Accountant at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                              Sincerely,
FirstName LastNameMichael Guthrie
                                                              Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                              Office of
Technology
April 21, 2023 Page 4
cc:       Mark Reinstra, General Counsel
FirstName LastName